SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                         FORM 11-K


     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                            OR

 [   ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the Fiscal Year                      Commission
Ended December 31, 1993                File Number 1-4996


           A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       ALLTEL CORPORATION THRIFT PLAN


           B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            ALLTEL CORPORATION
                             One Allied Drive
                         Little Rock, Arkansas  72203
                              (501) 661-8000





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                REQUIRED INFORMATION

         The ALLTEL Corporation Thrift Plan (the "Plan"), is subject to the Employee Retirement Income Security Act of 1974.

         Item 4.  In lieu of the requirements of Items 1,
2 and 3 of Form 11-K, the following financial statements of the Plan are being filed as Exhibit 29.1 to this
Report:

             1.   Report of Independent Public Accountants.

             2. Statements of Net Assets Available for Benefits as of December 31, 1993 and 1992.

             3. Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1993.

             4.   Notes to Financial Statements as of December 31,
                  1993 and 1992.

             5.   Schedule of Investments as of December 31, 1993.

             6. Schedule of Reportable Transactions for the Year ended December 31, 1993.

         The Consent of Independent Public Accountants to the inclusion of the foregoing financial statements herein is being filed as Exhibit 23.1 to this Report.

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                           SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the ALLTEL Corporation Thrift Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                          ALLTEL CORPORATION THRIFT PLAN

                          By: SYSTEMATICS INFORMATION
                             SERVICES, INC.




Dated: November 1, 1994    By: /s/ John E. Steuri
                             Name:  John E. Steuri
                             Title: Chairman and Chief
                                    Executive Officer


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                 INDEX TO EXHIBITS


     The following Exhibits are being filed with this Annual Report on Form 11-K:


Exhibit

 (23)    CONSENTS OF EXPERTS AND COUNSEL:

         23.1   Consent of Arthur Andersen LLP

 (29)    ADDITIONAL EXHIBITS:

         29.1   Thrift Plan and Trust for Employees
                of Systematics Information
                Services, Inc. (name amended
                to ALLTEL Corporation Thrift
                Plan) Financial Statements
                and Supplemental Schedule,
                December 31, 1993 and 1992




                ____________________________

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